Exhibit 12.1

Computation of Ratio of Earnings to

 Combined Fixed Charges and Preferred Dividends

	Nine Months Ended		Year Ended
	2012	2011	2011	2010	2009	2008	2007

Earnings
Income from Continuing Operations	$ 21,584	$ 24,547	$ 31,556	$ 27,641	$ 28,202	$ 28,023	$ 32,912
Add: Interest Expense	$ 6,637	$ 5,858	$ 7,865	$ 7,585	$ 6,695	$ 7,012	$ 7,773

Total Earnings	$ 28,221	$ 30,405	$ 39,421	$ 35,226	$ 34,897	$ 35,035	$ 40,685

Fixed Charges
Interest Expense	$ 6,637	$ 5,858	$ 7,865	$ 7,585	$ 6,695	$ 7,012	$ 7,773
Preferred Stock Dividends	$ 9,820	$ 9,820	$ 13,094	$ 13,094	$ 13,094	$ 11,718	$ 9,342
Total Fixed Charges	$ 16,457	$ 15,678	$ 20,959	$ 20,679	$ 19,789	$ 18,730	$ 17,115

Ratio of Earnings to Fixed Charges	4.25	5.19	5.01	4.64	5.21	5.00	5.23
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.71	1.94	1.88	1.70	1.76	1.87	2.38